Filed by Eversource Energy

(Commission File No. 001-05324) pursuant

to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Connecticut Water Service, Inc.

(Commission File No. 000-08084)

EVERSURCE Eversource has made a compelling proposal to acquire all outstanding shares of Connecticut Water for $64.00 per share in cash and/or Eversource common shares. If the proposed transaction with San jose Water is terminated with no break fees payable by Connecticut Water, Eversource would increase its offer to $66.00 per share. If Eversource does not achreve all required regulatory approvals within eight months of announcing a transaction with Connecticut Water,Eversource has proposed an incremental "ticking fee" that would result in a $0.50 per share increase to the offer price paid to Connecticut Water shareholders for each subsequent calendar quarter required to receive regulatory approvals. Additionarty, Connecticut Water shareholders electing to receive Eversource stock would receive 76% dividend accretion dividend accretion in a transaction with San jose Water. compared to 2% ,

We believe that our compelling proposal offers significantly more value to Connecticut Water's shareholders, customers, employees, and local communities than the previously agreed takeover by San Jose Water, a California-based company whose offer was valued at $61.86 per share on the day that the transaction was announced.

We are also offering a base rate freeze for customers through 2022, the doubling of Connecticut Water's charitable contributions to the communities it serves, and the retention of key executives and employees.

Eversource looks forward to making its case directly to Connecticut Water shareholders and regulators and will continue to urge Connecticut Water shareholders to vote **"AGAINST"** the inferior San Jose Water proposal by completing the **BLUE** proxy card once Eversource publicly files its definitive proxy materials.

(1) The 76% dividend uplift is based on the $64.00 per share base offer, the closing price of Eversource's common stock on July 10, 2018, and the annualized quarterly cash dividend of $0.3125 per share declared by Connecticut Water on May 10, 2018.


EVERSOURCE OFFER SUPERIOR TO SAN JOSE WATER'S PROPOSAL
AND CONNECTICUT WATER STANDALONE VALUE
$66.00 (5)
$50.90 (1)
CTWS Standalone Value
$52.57 (2)
Unaffected CTWS Stock Price
$61.86 (3)
SJW Group
$64.00 (4)

(1) Midpoint of Connecticut Water's financial advisor's discounted cash flow range of $40.42-$61.38 per Connecticut Water share, as disclosed in its fairness opinion analysis summarized in SEC reports; (2) Connecticut Water's undisturbed share price, as of March 14, 2018; (3) Implied value of San Jose Water's offer per Connecticut Water share as of March 14, 2018, the day before announcement, calculated using San Jose Water's undisturbed share price as of March 14, 2018 of $54.38 multiplied by the exchange ratio of 1.1375x; (4) Eversource's superior proposal, submitted on July 2, 2018; (5) If the proposed transaction with San Jose Water is terminated with no break fees payable by Connecticut Water, Eversource would increase its offer to $66.00 per share of Connecticut Water.

SEC @ FILINGS PRESS RELEASES Eversource Confirms Full Terms of Revised Superior Proposal to Connecticut Water Preliminary Proxy Statement Eversource Comments on Termination of Connecticut Water's failed Go-Shop" Process Eversource Reiterates Its Proposal to Acquire Connecticut Water Service for $63.50 Per Share Eversource Strongly Criticizes Recent Actions by Connecticut Water's Board of Directors Eversource Sends Open Letter to Connecticut Water Shareholders Eversource Discloses Connecticut Water Proposal For $63.50 Per Share Eversource Files Preliminary Proxy Statement

[LOGO]

Certain Information Regarding Participants:

Eversource and its trustees, executive officers and employees may be deemed participants in the solicitation of proxies from Connecticut Water shareholders in connection with Connecticut Water’s Special Meeting of Shareholders. Information about the interests in Connecticut Water of Eversource and such trustees, executive officers and employees is set forth in a preliminary proxy statement that was filed with the SEC on July 18, 2018 (the “Eversource Proxy”).

Additional Information:

Investors are urged to read in its entirety the Eversource Proxy, which is available now, and the definitive proxy statement and any other relevant documents filed with the SEC when they become available, because they contain (or will contain) important information. The Eversource Proxy, and any other documents filed by Eversource with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. The Eversource Proxy and such other documents may also be obtained free of charge by contacting D.F. King & Co., Inc. at: (800) 967-5071 or 48 Wall Street, 22nd Floor, New York, New York 10005.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication relates to a proposal that Eversource has made for a business combination transaction with Connecticut Water. In furtherance of this proposal and subject to future developments, if Eversource and Connecticut Water agree on a negotiated transaction, Eversource and Connecticut Water may file one or more registration statements, tender offer statements, prospectuses, proxy statements or other documents with the SEC. This communication is not a substitute for any registration statement, tender offer statement, prospectus, proxy statement or other document Eversource and/or Connecticut Water file with the SEC in connection with the proposed transaction. Investors are urged to read carefully the registration statement(s), tender offer statement(s), prospectus(es), proxy statement(s) and other documents filed with the SEC when they become available because they will contain important information about Eversource, Connecticut Water and the proposed transaction. Investors may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Eversource’s Investor Relations department at (860) 665-5154 or by email to jeffrey.kotkin@eversource.com.